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10028153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MKM PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 SOUND SHORE DRIVE
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-7542**
(Area Code - Telephone Number)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

Washington, DC
120

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

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OATH OR AFFIRMATION

I, **THOMAS MESSINA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MKM PARTNERS LLC**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

ALLYSON MARIE BRUNETTI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of MKM Partners LLC (a limited liability company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,867,007
Receivable from clearing organization	1,171,849
Prepaid expenses and other assets	180,383
TOTAL ASSETS	$ 3,219,239

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 52,336
Commitments and contingencies (Note 8)	
Member's equity	3,166,903
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,219,239

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC, also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

Pursuant to the Company's limited liability agreement, the Company's dissolution date is December 31, 2047.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, the Company's management believes it has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition as of December 31, 2009.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 16, 2010, and determined that there are no subsequent events that are required to be disclosed or given effect in the accompanying statement of financial condition.

Revenue recognition

The Company records proprietary securities transactions and related profit and loss arising from such transactions on a trade-date basis. Commission revenue and related expenses are recorded on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Revenue from research is recorded when payments for such are received directly from customers.

Cash and cash equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

"Receivable from clearing organization" in the accompanying statement of financial condition represents cash held by the clearing organization in the amount of $1,071,849 for commissions generated in December 31, 2009 and received in January 2009, as well as the Company's $100,000 deposit that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK

Substantially all of the Company's amounts due from brokers and dealers are held at its clearing organization and are therefore subject to the credit risk of the clearing organization.

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 5. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing organization") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2009, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from the clearing organization on a daily basis.

NOTE 6. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are included in the tax returns of the member, who is responsible for any taxes thereon.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its 100% owner, MKM Holdings LLC ("Holdings"). In accordance with a management services agreement with Holdings, overhead expenses, including rent, administrative salaries, supplies, and other services, are paid by Holdings. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by Holdings and allocated to the Company for 2009 amounted to approximately $19,300,000. Repayments of amounts due the Parent, and amounts distributed to the Parent, aggregated approximately $20,723,000 in 2009.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has provided standby letters-of-credit agreements to banks to secure a deposit for an office lease of Holdings in the amount of $108,963. The banks can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition as "other assets."

The Company leases office space in several cities under operating leases that expire at varying dates through December 2012. Future minimum annual payments required as of December 31, 2009, over the terms of the current leases are as follows:

Year ending December 31:		
2010	$	86,793
2011		81,295
2012		83,728
Total	$	251,816

All rent is paid by Holdings, and the Company reimburses Holdings for such.

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had net capital of approximately $2,707,000, which was in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 as of December 31, 2009.